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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ___________

                                   SCHEDULE TO

                      TENDER OFFER STATEMENT UNDER SECTION
           14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)
                                   ___________

                       SECURITY CAPITAL GROUP INCORPORATED
                       (Name of Subject Company (Issuer))

                  SECURITY CAPITAL GROUP INCORPORATED (OFFEROR)
 (Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

                 CLASS B COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    81413P204
                      (CUSIP Number of Class of Securities)

                                JEFFREY A. KLOPF
                       SENIOR VICE PRESIDENT AND SECRETARY
                       SECURITY CAPITAL GROUP INCORPORATED
                 125 LINCOLN AVENUE, SANTA FE, NEW MEXICO 87501
                            TELEPHONE: (505) 982-9292
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                   Communications on Behalf of Filing Persons)

                                    Copy to:

                             ADAM O. EMMERICH, ESQ.
                         WACHTELL, LIPTON, ROSEN & Katz
                               51 West 52nd Street
                            New York, New York 10019
                            Telephone: (212) 403-1000
                                   ___________

                            CALCULATION OF FILING FEE

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TRANSACTION VALUE*                                        AMOUNT OF FILING FEE**
--------------------------------------------------------------------------------
$200,000,009                                                       $40,000

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*   Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 9,302,326 shares of Class B Common Stock, par value $.01 per share, at the maximum tender offer price of $21.50 per share.

**  Previously paid.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid:  $40,000
    Form or Registration No.:  Schedule TO


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    Filing Party:  Security Capital Group Incorporated
    Date Filed:  March 19, 2001

| | Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

| | third-party tender offer subject to Rule 14d-1.
|X| issuer tender offer subject to Rule 13e-4.
| | going-private transaction subject to Rule 13e-3.
| | amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: | |


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      This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule TO, dated March 19, 2001, filed by Security Capital Group Incorporated ("Security Capital"), a Maryland corporation, with the Securities and Exchange Commission relating to an offer by Security Capital to purchase 9,302,326 shares, or such fewer number of shares as are properly tendered and not properly withdrawn, of its Class B common stock, par value $.01 per share, including the associated preferred stock repurchase rights issued under the Rights Agreement, dated as of April 21, 1997, between Security Capital Group Incorporated and The First National Bank of Boston, as rights agent, at prices not in excess of $21.50 nor less than $18.50 per share, net to the seller in cash, without interest, as specified by stockholders tendering their shares, upon the terms and subject to the conditions set forth in the offer to purchase, dated
March 19, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal"), which, as amended and supplemented from time to time, together constitute the tender offer. Unless the context requires otherwise, all references to shares shall include the associated preferred stock repurchase rights. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed on the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

ITEM 12. EXHIBITS

      Item 12 is supplemented by adding exhibit (a)(1)(L).

(a)(1)(L)    Letter to Participants in the SCGroup Incorporated 401(k) Savings
             Plan



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                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       SECURITY CAPITAL GROUP INCORPORATED


                                       By: /s/ Jeffrey A. Klopf
                                           -------------------------------------
                                           Name:  Jeffrey A. Klopf
                                           Title: Senior Vice President and
                                                  Secretary


Dated: March 26, 2001



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                                  EXHIBIT INDEX

(a)(1)(A)    Offer to Purchase dated March 19, 2001*
(a)(1)(B)    Letter of Transmittal*
(a)(1)(C)    Notice of Guaranteed Delivery*
(a)(1)(D) Letter to brokers, dealers, commercial banks, trust companies and other nominees dated March 19, 2001*
(a)(1)(E) Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees dated March 19, 2001*
(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*
(a)(1)(G)    Summary Advertisement dated March 19, 2001*
(a)(1)(H)    Notice of Conversion for Class A Common Stock*
(a)(1)(I) Notice of Conversion for 6.50% Convertible Subordinated Debentures due 2016*
(a)(1)(J) Letter to brokers, dealers, commercial banks, trust companies and other nominees relating to Class A Common Stock dated March 19, 2001*
(a)(1)(K) Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees relating to Class A Common Stock dated March 19, 2001*
(a)(1)(L)    Letter to Participants in the SCGroup Incorporated 401(k) Savings
             Plan
(a)(5)(A) Letter to stockholders from the Chairman of the Board and Chief Executive Officer dated March 19, 2001*
(a)(5)(B) Letter to holders of Class A Common Stock and 6.50% Convertible Subordinated Debentures due 2016 from the Chairman of the Board and Chief Executive Officer dated March 19, 2001*
(a)(5)(C)    Press release dated March 19, 2001*

*     Previously filed on Schedule TO.





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                                                        EXHIBIT (a)(1)(L)

      To:   Participants in the SCGroup Incorporated 401(k) Savings Plan

      From: Jeffrey A. Klopf
            Roxanne Cox

      Date: March 22, 2001

      Re:   Tender Offer and Freeze on Company Stock Fund Redemptions

            On Monday, March 19, Security Capital Group Incorporated (the "Company") initiated a tender offer (the "Offer") to purchase up to 9,302,326 shares of its Class B Common Stock (the "Shares"). The purpose of this memorandum is to alert you to the following important information on how the Offer will affect you as a participant in the SCGroup Incorporated 401(k)Savings Plan (the "401(k) Plan"), particularly if any portion of your account is currently invested in the Shares through the Security Capital Group Employer Stock Fund (the "Stock Fund").

             o All redemptions from the Stock Fund will be frozen from 2 p.m. Mountain Time on March 29, through at least 5 p.m. Mountain Time on April 24, 2001.

             o Participants who have elected to invest their contributions in the Stock Fund must provide direction on how to respond to the Offer on their behalf, by responding to the materials that will be sent to you in the next week.

      FREEZE ON STOCK FUND REDEMPTIONS

            In order to permit an orderly and timely response to the Offer on behalf of participants in the 401(k) Plan, no redemptions involving the Stock Fund will be permitted to take place from 2 p.m. Mountain Time on March 29, 2001 through 5 p.m. Mountain Time on April 24, 2001 at the earliest. If the Offer is extended, this freeze will have to be extended. A notice will be sent to you when the freeze on Stock Fund redemptions has been removed.

            Effect on Employer Matching Contributions.  As you know, Employer
            -----------------------------------------
Matching Contributions made to your account in the 401(k) Plan are required to be invested in the Stock Fund. This rule will NOT be changed as a result of the
Offer.                                         ---

            The freeze on Stock Fund redemptions will affect your Employer Matching Contribution account, because during the freeze:

             o You will not be able to receive a distribution of funds invested in the Stock Fund; and

             o You will not be able to take a loan from funds invested in the Stock Fund.

            However, any employer matching contributions made during the freeze will continue to be invested in the Stock Fund.

            Effect on Employee Contributions.  As you know, contributions that
            --------------------------------
you make to your account in the 401(k) Plan are permitted, but not required, to be invested in the Stock Fund. During the freeze:

             o Your contributions to the 401(k) Plan made during the Freeze will continue to be invested according to your current investment elections on file (including in the Stock Fund if you have so elected);


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             o   You will not be able to reallocate or transfer funds into the
                 Stock Fund;

             o Amounts you have elected to invest in the Stock Fund cannot be transferred out of the Stock Fund to other investment choices;

             o You will not be able to receive a distribution of funds invested in the Stock Fund; and

             o You will not be able to take a loan from funds invested in the Stock Fund.

            Questions about the Freeze.  If you have any questions about the
            --------------------------
freeze of Stock Fund redemptions, please contact Roxanne Cox in the Human Resources Department at (915)877-6419 or rcox@securitycapital.com.

      RESPONSE TO THE OFFER

            You will soon be receiving more detailed information about the Offer and whether and how you can participate with respect to your Shares in the 401(k) Plan. If you have invested your own contributions in the Stock Fund, you will be requested to provide direction regarding how to respond to the Offer. PLEASE REVIEW THIS INFORMATION PROMPTLY WHEN YOU RECEIVE IT.

            If you own Shares outside the 401(k) Plan, you will also be receiving materials relating to the Offer that are sent to all shareholders. THE LETTER OF TRANSMITTAL ENCLOSED WITH THESE MATERIALS CAN ONLY BE USED FOR
                                                            ----
SHARES THAT YOU OWN OUTSIDE THE 401(K) PLAN.  DO NOT USE THE LETTER OF
                                                 ---
TRANSMITTAL FOR SHARES YOU HOLD THROUGH THE 401(K) PLAN.

            Neither the Company nor the Board of Directors makes any recommendation to you as to whether you should tender or refrain from tendering your Shares. You must make your own decision as to whether to tender your Shares.

            If you have any questions about what materials to use for what purpose, please contact Roxanne Cox in the Human Resources Department at
(915) 877-6419 or rcox@securitycapital.com.